EXHIBIT 99.1

Internet Gold – Golden Lines Ltd. ("Internet Gold" or the "Company")

Series Rating	Baa3.il	Credit Review with Negative Implications

Midroog has downgraded the debentures (Series C and D) issued by Internet Gold from Baa1.il to Baa3.il and retained the rating under a credit review with negative implications.

Outstanding debentures rated by Midroog:

Debentures Series	ISIN	Rating	Outlook	Maturity
C	1120880	Baa3.il	Credit review with negative implications	March 10, 2019
D	1131614	Baa3.il	Credit review with negative implications	September 15, 2022

Summary

The downgrading of our debentures is due to Midroog's assessment of reduced financial flexibility and weakened liquidity of the Company, based on Midroog's forecast of available funding resources until the end of 2019. Midroog took into account several measures that the Company can take to improve its liquidity in the short term, including financing possibilities and finding a buyer for the Bezeq – The Israeli Telecommunication Corp. Ltd. (“Bezeq”) shares. Midroog mentioned that special liquidators were appointed to Eurocom representing the main creditors, who hold the controlling interest in Eurocom. Midroog estimates that the banks are in the process of finding a buyer for the Eurocom Group, and there is a medium probability for that to occur.

Midroog assumed that in the challenging circumstances facing the Company, several steps are available for management to improve the Company's financial situation. However, these steps hinge on the approval of various entities, including the banks and the Ministry of Communications (insofar as such steps are related to a change in the control of Bezeq. Factoring in other parameters and the interests of the various entities, the Company's use of funds in the next four quarters is estimated at NIS 145 million, consisting of payments of principal and interest due on debentures (Series C and D) in September (NIS 100 million) and March (NIS 45 million). The Company has liquidity reserves of NIS 148 million as of March 31, 2018, consisting primarily of tradable securities, getting a new credit facility line, issuance of new shares, and the possibility of the sale of shares of B Communications Ltd. ("BCOM") having a credit rating of A2.il/stable) (or a combination of any of those steps) amounting to NIS 80-100 million, which Midroog rates at a relatively high probability. Midroog also took into account the expected distribution of a dividend from BCOM, the holder of the controlling interest in Bezeq, in an amount of NIS 60 million, subject to the a dividend distribution which Midroog rates at medium probability.

Midroog assumed that BCOM will distribute a dividend, although at a lower amount than in the past (the Company’s share will be 60-100 million), given an expected higher demand of a dividend distribution from BCOM. The distribution of a dividend is subject to threats and uncertainties, and Midroog cannot rule out a scenario in which no dividend will be distributed by BCOM in the years 2018-2019, or in one of these years.

This scenario, if realized, will leave the Company with liquidity reserves at the end of the first quarter of 2019 at roughly the same amount as at the present time (NIS 144 million), as against payments of NIS 97 million in September 2019. Midroog estimated a lower probability for a dividend distribution from BCOM in 2019. Ultimately, Midroog believes that without a greater injection of capital, the Company once again will suffer from low liquidity reserves, keeping in mind the Company's high level of leverage.

The Company's leverage level rose significantly in the past month due to the decline in the value of BCOM shares, to within a range of a ratio of net debt to tradable value of BCOM shares of 85%-90% compared to a ratio of 70%-75% indicated in the previous rating report from April 2018. The change in the leverage level is because of the drop in the market value of the Company's holdings (64.8%) in BCOM shares. Midroog estimates that the current dynamics of the communications market will continue to generate strong volatility in share prices of communications companies in general, and the Bezeq Group in particular. Midroog foresees a leverage range (LTV) of 80-90% over time, with high volatility of the share price. In Midroog's estimation, the high leverage exposes the Company to a significant refinancing risk already in the short term and significantly impairs its financial flexibility, considering especially the need for the Company to comply with the provisions of the Concentration Law such that it no longer holds any tradable debt securities by the end of 2019. The expected balance of the Company's debt during 2019 is NIS 600 million, and the Company has several alternatives for "folding" the layer without a significant injection of capital or significant improvement in the value of BCOM shares, with the possibility of refinancing the debt until then appearing less likely at this stage. The alternatives for compliance with the Concentration Law include, among others, a merger between Internet Gold and BCOM and the sale of the stake in BCOM. Currently, Midroog is unable to estimate the probability of any of the alternatives. In Midroog's estimation, the potential implications of the auditors' qualifying note in the financial statements of the Company (and of BCOM), which were prepared in accordance with US GAAP, regarding a material weakness in the control processes at Bezeq, such as limitations on publishing prospectuses and limitations on trade – which implications have not yet been established nor is there any certainty that they will be established – could make it difficult for the Company to implement planned measures.

The Company holds extra shares of BCOM at a level of 14% more than the Bezeq control permit requires. Midroog believes selling this extra stake is complicated since it could create additional pressure on BCOM’s share price. The remaining stake comprises (indirectly) the core of control of Bezeq, and therefore its realization is limited by the approvals required for the control of Bezeq.

Bezeq (Aa2.il/stable) is Israel's largest and leading communications group, operating in the communications market, which is estimated by Midroog at a medium business risk mainly in view of intense competition and high exposure to a regulatory policy that encourages competition. Bezeq's strong business positioning is supported by a robust brand, wide operational dispersion, significant market share and ownership of a statewide landline communications infrastructure, which gives it a strategic and monopolistic standing in the landline sector coupled with a technological edge and business flexibility. In Midroog's assessment, the structural changes in the communications market coupled with intensifying competition in all the segments, combined with regulatory restrictions (in contrast to its main competitors), present Bezeq with significant challenges which could erode its revenues and profitability, and consequently also its cash flows. Accordingly, and based on previous assessments, Bezeq recently reduced the net profit forecast for 2018 compared to its earlier assessments.

At this point, Midroog does not see a high probability of the Company defaulting on its obligations, because of its control, through BCOM, of a high-quality underlying asset, with high revenue recoverability, high profitability rates and financial robustness. Additionally, the measures taken by the Company, as described above: equity issue/receipt of a bank credit facility/sale of BCOM shares, on the scope indicated above, as well as the possibility of receiving a dividend from BCOM, allow the Company breathing room for a period of at least a year.

The rating remains under a credit watch with negative implications mainly due to insufficient liquidity and high and volatile leverage that adversely affects the Company's financial flexibility – a combination that raises the Company's credit risk and could lease to a further negative rating action in the short term, unless the Company takes steps to improve its liquidity within the short term.

The above information constitutes a summary translation of the Midroog report published by the Company in Israel. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.